One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000
October 14, 2016
Via Edgar
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington D.C. 20549

Re:     Williams Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K, Filed August 1, 2016
File No. 001-04174
Williams Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K, Filed August 1, 2016
File No. 001-34831

Dear Ms. Thompson:
On behalf of The Williams Companies, Inc. (“WMB”) and Williams Partners L.P. (“WPZ” and collectively with WMB, the “Companies”), this letter responds to your letter, dated September 30, 2016, regarding the above referenced filings. Our responses are set forth in ordinary type below the comments of the Staff of the Division of Corporation Finance, which appear in bold type.
Williams Companies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company Outlook, page 52

1.
We note your disclosure on page 53 that the credit profiles of certain of your producer customers are increasingly challenged by the current market conditions. Please tell us how you monitor the credit quality of your producer customers and how you considered whether the collectability of your accounts receivable has been impacted by the decline in commodity prices. Please also consider disclosing more specific information regarding the credit profile of your customers, such as what percent of your customers have below investment grade credit ratings.

We continually monitor counterparty credit risk through regular reviews of past due accounts receivable and monitoring for any potential customer bankruptcies to support management decision making and comply with accounting and disclosure requirements. Considering the important service we provide to producer customers, our experience has been that accounts receivable are generally collected on a timely basis. Bad debt expense associated with uncollectible accounts for both WMB and WPZ has been very low in recent years, totaling less than $1 million combined for 2013 and 2014, and only $2 million in 2015. In 2016, we have observed an increase in bankruptcies within the industry and an increase in bad debt expense recognized. However, the associated amounts have not been significant to warrant specific disclosure or material to our trend of earnings.

Regarding our disclosures related to counterparty credit risk, we note the following:

•
Concentration of Credit Risk in Note 17 of WMB’s Notes to Consolidated Financial Statements in the 2015 Form 10-K (and Note 16 for WPZ) identifies a major customer, Chesapeake Energy Corporation and its affiliates, that accounted for approximately 18 percent of total revenue. No other customers exceeded 10 percent of total revenue.

•
This note also identifies the amount receivable from this customer as of December 31, 2015, further noting the subsequent collection of a significant portion of the balance which related to annual minimum volume commitment fees.

•
Schedule II – Valuation and Qualifying Accounts in WMB’s 2015 Form 10-K further illustrates our experience related to counterparty credit risk, with only $3 million associated with bad debt charged to expense in the three years presented.

•
As disclosed in WMB’s and WPZ’s second quarter 2016 Form 10-Qs, the allowance for doubtful accounts has increased slightly, from $3 million (or 0.3 percent of accounts receivable) at December 31, 2015, to $5 million (or 0.7 percent of accounts receivable) at June 30, 2016. We have not recognized any material bad debt expense during that period.

We believe these disclosures have appropriately disclosed our more significant risks and are sufficient in light of our overall counterparty credit risk. To the extent we experience or anticipate any material changes to customer credit risk and the related trend of earnings, we will provide appropriate disclosures in future filings.

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

To provide further context for our responses, it is important to understand how the services we provide support the success of our producer customers. In many cases, we have long-term acreage dedications with strong historical contractual conveyances that created real estate interest in unproduced gas. In exchange for such dedication of production, we invested capital to build gathering lines uniquely to serve a producer’s wells. Therefore, our gathering lines are physically connected to the customer’s wellheads and pads, conditioning and connecting the production to available markets. There may not be other gathering lines nearby. The construction of gathering systems is capital intensive and it would be very costly for others to replicate, especially considering the depletion to date of the associated reserves. As a result, we play a critical role in getting a customer’s production from the wellhead to a marketable condition and location. This tends to reduce collectability risk as our services enable producers to generate operating cash flows.

2.
We note that you have long-term gathering and processing contracts with minimum volume commitments. Please tell us whether you have renegotiated the fees or minimum volume commitments on any contracts prior to their expiration or whether you are currently in the process of renegotiating any such contracts prior to their expiration. If so, please tell us in detail how you considered this factor in explaining trends and uncertainties in your results of operations. Please also tell us, and consider disclosing in future filings, the volume amount of gathering and processing contracts that expire within 1 year and your expectations regarding your ability to renew these contracts and the trend of gathering and processing fees.

We periodically engage in discussions with our producer counterparties related to possible contract renegotiations, particularly in response to the lower commodity price environment. As part of the renegotiation process we aim to preserve cash flows and seek value neutral terms such that overall cash flows are not significantly impacted. Following the further decline in energy commodity prices in the first quarter of 2016, we disclosed the following in our WMB and WPZ first and second quarter 2016 Form 10-Q’s within Company Outlook in response to discussions with certain producer counterparties regarding the potential for contract restructurings:

“We have been approached by certain customers seeking to revise certain of our gathering and processing contracts, due in part to the low energy commodity price environment. In these situations, we generally seek to reasonably consider customer needs while maintaining or improving the overall value of our contracts. Any such revisions may impact the level and timing of expected future cash flows, requiring that we evaluate the recoverability of the underlying assets, which could result in noncash impairments.”

Regarding completed contract renegotiations, those of significance include the following:

•
As disclosed in our WMB and WPZ 2015 Form 10-Ks, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Utica and Haynesville gas gathering agreements,” we renegotiated contracts in two of our areas in the third

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

quarter of 2015. These contract renegotiations had no impact on our 2015 results or trend of earnings.

•
In the first quarter of 2016, we renegotiated one of our gas gathering agreements located in West Virginia with Southwestern Energy Company. The restructuring has not had a significant impact on our 2016 trend in earnings and has served to promote producer volume sustainability.

•
On August 10, 2016, we announced the likely restructuring of our most significant Barnett shale gathering contracts and the expected impact to trend of earnings. When executed, which is expected in the fourth quarter, the new agreement will replace Chesapeake Energy Corporation as our counterparty with a different producer, who is an investment grade counterparty. The execution of the restructured contract is contingent on the closing of Chesapeake Energy Corporation’s divestiture of their Barnett oil and gas properties to the new producer, which will serve to reduce our customer concentration risk to Chesapeake Energy Corporation. The new producer and Chesapeake Energy Corporation propose to prepay the future contractual minimum volume commitment in exchange for the elimination of the minimum volume commitment provisions in the current contract and establishment of revised gathering rates. We plan to address this restructuring in our third quarter 2016 Form 10-Q filings, including an assessment of the impact to the trend of earnings.

•
Also on August 10, 2016, we announced the revised Mid-Continent region gathering agreement with Chesapeake Energy Corporation. The amendment simplified several of the contractual provisions and converted the agreement from a cost of service contract to fixed fee. The amendment also required an upfront payment of $66 million as compensation, including a lower gathering rate through 2019. We plan to address this amendment in our third quarter 2016 Form 10-Q filings, including an assessment of the impact to the trend of earnings.

We continue to have ongoing discussions with certain producers regarding potential contract restructurings. It is possible those discussions could result in amendments to our current gathering agreements, however we are not yet aware of the timing or impact to our cash flows at this time. In future filings, we will continue to disclose, if significant, contract renegotiations and the impact to our trend in earnings.

We do not have a significant number of contracts or material volumes under contracts that expire within one year. For 2016, we estimate 3 percent of our volumes associated with gathering and processing contracts expire within one year. None of the minimum volume commitments contained in our contracts fully expire until January 2018 and, for the volume commitment expiring in January 2018, the producer is currently expected to exceed the commitment in 2016 and 2017. However, if such contracts were subject to renewal we believe there would be a high likelihood we would be able to renew the majority of our gathering contracts at rates that are economic to both the producer and ourselves, taking advantage of our existing gathering systems already connected to the producer’s wells and pads, which would otherwise be costly to replicate. In future filings, if contract expirations significantly impact the trend of earnings, we will provide disclosure of such.

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

Critical Accounting Estimates
Property, plant, and equipment and other identifiable intangible assets, page 60

3.
We note that you have significant natural gas gathering assets in Texas and surrounding states. We also note that several oil and gas producers with operations in Texas and elsewhere have recently declared bankruptcy or are experiencing significant financial difficulties. Please tell us in detail how you determined whether there was any impairment of your operations’ long-lived assets or intangible assets related to any financial difficulties of your oil and gas producer customers.

During the third and fourth quarters of 2015, we observed a significant decline in the traded equity prices of WPZ and WMB, increases in our cost of capital, and decreases in commodity prices which impacted producer drilling plans. These factors resulted in a decline in the fair value of certain assets. As a result of these triggering events, certain long-lived assets and goodwill were tested for impairment during the third and fourth quarters of 2015. As disclosed in Note 12 of WMB’s and WPZ’s consolidated financial statements, for the year ended December 31, 2015, a goodwill impairment was recorded at WMB within its Williams Partners operating segment and at WPZ within its Access Midstream and Northeast G&P operating segments. In accordance with ASC 350-20-35-79, prior to testing goodwill for impairment we first considered whether there was an impairment of any asset group within the reporting units contained in the affected operating segments. For each asset group within the reporting units, we compared the undiscounted cash flows expected from the use and eventual disposition of each asset group to its carrying amount in accordance with ASC 360-10-35-17. When developing undiscounted cash flow estimates, we utilized internal budgets and forecasts for each asset group. These budgets and forecasts are consistent with contractual fees, expectations about short and long term supply and demand for natural gas, production profiles/volumes provided by the producer customer, and oil and natural gas reserve data from third party sources. These estimates took into account the current market environment and expected levels of producer drilling and production activity. As result of our analysis, the undiscounted cash flows associated with the long-lived assets and intangible assets exceeded the related carrying amounts.

As previously discussed in our response to comment number one, our services are critical to the success and cash flows of our producer customers. As such, our assets have long term value that is underpinned by the natural gas reserves associated with our gathering assets. If a producer were to experience financial difficulty, we believe the impact would either be short term in nature or result in the sale of the producer’s holdings to another producer, in which case the related customer contract would be assumed by the new producer.

Form 8-K Filed August 1, 2016

4.
We note that you include the non-GAAP measure “Adjusted EBITDA” in your earnings press release; however, we do not see a reconciliation that includes the nature of the adjustments you reflect in Reconciliation of Non-GAAP “Modified EBITDA” to Non-GAAP “Adjusted EBITDA.” In that reconciliation, you present only a total for all

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

adjustments made by segment and a total of all adjustments, but do not provide the details or nature of the individual adjustments included in those totals. In future filings, please revise to disclose the individual adjustments and the nature of these excluded costs. Please refer to the updated guidance in the May 17, 2016 C&DIs on Non-GAAP Financial Measures and ensure that you consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

Detail of the adjustments made by segment are included in the “Reconciliation of Income (Loss) Attributable to The Williams Companies, Inc. to Adjusted Income.” This reconciliation immediately precedes the “Reconciliation of Non-GAAP “Modified EBITDA” to Non-GAAP “Adjusted EBITDA”” in the earnings press release. In future releases, we will include a footnote referencing where to find such detail of the adjustments.

We further acknowledge the Staff’s comment to consider the May 17, 2016 Compliance & Disclosure Interpretations on Non-GAAP Financial Measures when preparing disclosures in our next earnings release. Please see our response to comment number six below for further discussion of such consideration.

Williams Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2015

5.	Please apply the comments on The Williams Companies, Inc. Form 10-K for the year ended December 31, 2015 to the Williams Partners, L.P.’s Form 10-K to the extent applicable.
We have considered the comments on WMB as they apply to WPZ, and have provided our responses on a combined basis as applicable.

Form 8-K File August 1, 2016

6.
We note your disclosure in your “Reconciliation of Non-GAAP Measures” on page 8 and your exclusion of “Merger and transition related expenses,” “Constitution Pipeline project development costs” and “Expenses associated with strategic alternatives,” which it appears may include normal, recurring, cash operating expenses, and if so, may be inconsistent with Question 100.01 of the May 17, 2016 updated C&DIs on Non-GAAP Financial Measures. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

We have considered and will continue to consider the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Regarding the potential applicability of Question 100.01 to the adjustments listed, we do not believe those items represent normal, recurring, cash operating expenses necessary to operate our business. Thus, we believe that the continued use of such

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

adjustments in determining our non-GAAP performance measures is neither misleading nor inappropriate. We believe excluding these items provides for a more meaningful assessment of our ongoing operating performance. Further explanation of the nature of these adjustment are as follows.

Merger and transition related expenses
These costs are associated with the February 2015 merger of Access Midstream Partners, L.P. (ACMP) with WPZ and related transition and integration efforts. We consider such costs to be incremental to our normal operations and resulting solely from the merger and transition efforts. The unique nature of this event originated with WMB’s July 2014 acquisition of ACMP, the initial announcement of which proposed this subsequent merger. WMB’s acquisition of the publicly-traded ACMP in 2014 added more than $22 billion in assets to WMB’s balance sheet, increasing WMB’s total assets by more than 80 percent at that time. Likewise, the subsequent merger of ACMP and WPZ involved the combination of two publicly-traded entities, resulting in a combined total assets of approximately $49 billion. For comparison, the next largest acquisition completed by WPZ or WMB in the last 5 years occurred in 2012 and was roughly 10 percent of the size of the ACMP acquisition as measured by total assets. Considering the large-scale, public-entity nature of the ACMP acquisition and related merger with WPZ, we do not consider these associated costs to be normal, recurring, cash operating expenses.

Constitution Pipeline project development costs
As disclosed in Note 2 of the Notes to Consolidated Financial Statements and within Critical Accounting Estimates in WPZ’s second quarter Form 10-Q, in April 2016, the Constitution Pipeline project was denied a necessary water quality certification from the New York State Department of Environmental Conservation (NYSDEC). Prior to that denial, the project had received approval from the Federal Energy Regulatory Commission and had been considered probable of completion and thus associated costs were capitalized as construction-in-progress. As a result of the NYSDEC denial, we discontinued capitalization of construction costs beginning in April 2016. The costs included in the adjustment for the non-GAAP reconciliation represent the construction costs incurred in the second quarter of 2016 subsequent to discontinuing capitalization. Constitution is currently challenging the NYSDEC’s decision in federal court. If that challenge is successful, we believe the expensed project costs would be subsequently capitalized in accordance with ASC 980 Regulated Operations. Alternatively, an unfavorable resolution could result in the potential impairment of a significant portion of the capitalized project costs. We would expect any such subsequent capitalization or impairment would also be adjustments to our non-GAAP performance measures. Thus we do not believe the Constitution Pipeline project costs expensed during second quarter represent normal, recurring, cash operating expenses.

Expenses associated with strategic alternatives
The expenses associated with strategic alternatives reported by WPZ reflect costs incurred directly by WPZ as part of WMB’s overall evaluation of strategic alternatives. For WMB, this evaluation followed an unsolicited offer by Energy Transfer Equity, L.P. (Energy Transfer) and ultimately resulted in WMB’s September 2015 merger agreement with Energy Transfer and certain of its affiliates. When initially announced, the transaction was very significant, valued at

Ms. Jennifer Thompson
Securities and Exchange Commission
October 14, 2016

approximately $37.7 billion, and was expected to result in the third largest energy franchise in North America and one of the five largest global energy companies. In the first-half of 2016, litigation between the parties related to the proposed merger ensued and in June 2016, Energy Transfer provided us written notice terminating the merger agreement. Considering the nature and scale of this unique sequence of events, we do not believe the associated costs represent normal, recurring, cash operating expenses.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-3437.

Sincerely,
/s/ Ted T. Timmermans
Ted T. Timmermans
Vice President Controller and Chief Accounting Officer, The Williams Companies, Inc. and WPZ GP LLC

cc:	Robyn Zolman, Gibson, Dunn & Crutcher LLP
Sondra Snyder, Securities and Exchange Commission